SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE

ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2011,

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from             to

Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND

EMPLOYEE STOCK OWNERSHIP PLAN

(S.E.C. registration No. 333-52765 and No. 333-176401)

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

FASTENAL COMPANY

2001 Theurer Boulevard

Winona, Minnesota 55987

REQUIRED INFORMATION

The Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

The Trustees of Fastenal Company &

Subsidiaries 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Minneapolis, Minnesota

June 20, 2012

FASTENAL COMPANY & SUBSIDIARIES 401(k)

AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:

Investments, at fair value:
Investment funds	$74,315,959	70,076,906
Fastenal Company common stock	82,330,588	50,249,410
Cash	157,746	23,768
Pending settlement fund	12,314	48,518

Total investments at fair value	156,816,607	120,398,602
Employer contribution receivable	7,406,556	4,762,974
Accrued income	8,183	8,152

Total assets	164,231,346	125,169,728
Liabilities:
Excess deferrals payable	409,412	242,464
Unclaimed plan forfeiture fund	4,424	482

Net assets available for benefits, before adjustment	163,817,510	124,926,782
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(173,814)	—

Net assets available for benefits	$163,643,696	124,926,782

See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

AND EMPLOYEE STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions:
Investment income:
Interest and dividends	$2,734,238
Net appreciation in fair value of investments	22,311,383

Total investment income	25,045,621

Contributions:
Participant	14,008,732
Rollover	146,376
Employer	7,406,556

Total contributions	21,561,664

Total additions	46,607,285

Deductions:
Benefits paid to participants	(7,890,371)

Total deductions	(7,890,371)

Net increase in net assets available for benefits	38,716,914
Net assets available for benefits:
Beginning of year	124,926,782

End of year	$163,643,696

See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(1)	Description of the Plan

The following description of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined-contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on January 1 or July 1 after completing 12 months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2011, the Plan was amended and restated and Fastenal Company common stock available through the Plan was classified as an Employee Stock Ownership Plan (ESOP). At such time, the Plan name was changed to the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan. The change was made to better reflect that the Plan is intended, in part, as a voluntary stock ownership vehicle for those participants who wish to use the Plan for that purpose. Being an ESOP allows the Plan to offer participants a voluntary dividend pass-through option to have dividends paid in cash. Any dividends paid by Fastenal Company on stock held by the Plan will be deductible to Fastenal Company for federal income tax purposes. On January 31, 2011, the Plan filed an application with the Internal Revenue Service for advance determination on the qualification of the Plan.

(b)	Contributions

Participants’ contributions are recorded in the period that the participants’ payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. Effective January 2005, a discretionary employer matching contribution was implemented as a new feature to the Plan. These employer matching contributions are also initially 100% vested. During the years ended December 31, 2011 and 2010, the Company made a discretionary contribution of $7,406,556 and $4,762,974, respectively, to the Plan. These amounts were accrued and paid to the Plan subsequent to December 31, 2011 and 2010, respectively.

The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allows a maximum participant annual pretax contribution of $16,500 for calendar years 2011 and 2010.

Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the discrimination tests of the Internal Revenue Code (IRC). Changes in contributions are allowed based on the provisions of the Plan.

The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(c)	Participant Allocation of Income and Loss

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose.

(d)	Payment of Benefits

Distributions may be made upon the occurrence of any of the following:

•	Any termination of employment,

•	Death of an actively employed participant prior to the normal retirement date (age 65),

•	Termination of the Plan,

•	Participant is still employed and has reached age 59 1/2,

•	Participant is still employed and has suffered a financial hardship, or

•	Participant is still employed and has completed a rollover of funds into the Plan.

Distributions are made in either one lump sum payment or under installments.

(e)	Investment Fund Transfers

Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

(f)	Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to correct errors in the accounts of other participants, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company. Total forfeitures used in 2011 were $4,689.

(g)	Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(h)	Administrative Costs

The Company pays the cost of administering the Plan. Investment manager fees are paid from the investment funds.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(i)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.

The Company will vote shares for which no directions have been timely received in proportion to the vote cast by participants who have timely responded.

(j)	Investment Options

Upon enrollment, each participant shall direct that contributions be invested in one or more of the following investment options in increments of 1%:

•

American Funds Capital World Growth & Income Fund (R-5) – Managed by Capital Research and Management Company. The Fund seeks to provide long-term growth of capital while providing current income. The Fund invests primarily in common stocks of well-established companies located around the world. The Fund invests, on a global basis, in common stocks that are denominated in U.S. dollars or other currencies. The Fund may invest a significant portion of its assets in securities of issuers domiciled outside the United States. The Fund may also invest in issuers in developing countries.

•

American Funds EuroPacific Growth Fund (R-5) – Managed by Capital Research and Management Company. The Fund seeks to provide long-term growth of capital. The Fund normally invests at least 80% of its assets in stocks of issuers located in Europe and the Pacific Basin. The Fund may invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

•

American Funds The Growth Fund of America (R-5) – Managed by Capital Research and Management Company. The Fund seeks to provide growth of capital. The Fund invests primarily in common stocks and seeks to invest in companies that appear to offer opportunities for growth of capital. The Fund may invest a portion of its assets in securities of issuers domiciled outside the United States.

•

BlackRock Global Allocation Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks to provide high total investment return. The Fund invests in a portfolio of equity, debt and money market securities including common stock, preferred stock, and securities convertible into common stock. The combination of which will vary from time to time both with respect to types of securities and markets in response to changing market and economic trends. The Fund may invest up to 35% of its total assets in junk bonds, corporate loans and distressed securities. The Fund may also invest in Real Estate Investment Trusts.

•

BlackRock Equity Dividend Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks long-term total return and current income by investing at least 80% of assets in equity securities and at least 80% of its assets in dividend paying securities. The Fund will generally focus on large cap securities. The Fund may also invest in convertible securities and nonconvertible preferred stock. The Fund may invest up to 25% of its total assets in securities of foreign issuers.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

•

BlackRock S&P 500 Index Fund (I) – Managed by BlackRock Advisors, LLC. The Fund seeks to provide investment results that replicate the total return of the S&P 500 Index. The Fund invests in the common stocks represented in the S&P 500 and will invest at least 80% of assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the S&P 500.

•

Delaware Investment Diversified Income Fund (A) – Managed by Delaware Management Company. The Fund seeks maximum long-term total return. The Fund allocates its investments principally among four sectors of the fixed-income securities market: the U.S. investment grade sector, the U.S. high-yield sector, the international developed markets sector, and the emerging markets sector. Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed-income securities.

•

Invesco Stable Value Retirement Fund (CL3) – The Fund is a collective trust established and maintained by Invesco National Trust Company. The Fund seeks the preservation of principal while providing interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

•

John Hancock Disciplined Value Mid Cap Fund (I) – Managed by John Hancock Investment Management Services, LLC. The Fund seeks long-term growth of capital with current income as a secondary objective by investing at least 80% of its net assets in a diversified portfolio consisting primarily of equity securities of issuers with medium market capitalizations and having value characteristics.

•

Merrill Lynch Retirement Preservation Trust – The Trust was a collective trust maintained by Bank of America, N.A. to which BlackRock Investment Management, LLC provided nondiscretionary investment management advice. The Trust seeks to provide preservation of capital, liquidity, and current income at levels at an appropriate market return. The Trust invests primarily in cash, cash equivalents, and short-term, highly liquid securities. The Trust seeks to maintain a $1 net asset value per share, although this cannot be assured. Effective October 2010, termination of the Trust was approved and liquidation of its assets commenced. The Trust changed from a stable value fund to a short-term bond fund. The Trust was replaced by the Invesco Stable Value Retirement Fund (CL3) in January 2011.

•

Munder Mid Cap Core Growth Fund (Y) – Managed by Munder Capital Management. The Fund seeks to provide long-term capital appreciation by investing at least 80% of assets in the equity securities of mid-capitalization companies included in the S&P MidCap 400 Index or the Russell Mid-Cap Index. The Fund will primarily be invested in domestic securities, but up to 25% of the Fund’s assets may be invested in foreign securities.

•

Oppenheimer Main Street Small and Mid Cap Fund (Y) – Managed by OppenheimerFunds Inc. The Fund seeks capital appreciation. The Fund normally invests in common stocks of small-cap and mid-cap companies with at least 80% of its net assets in securities of companies having market capitalization in the range of the Russell 2500. The Fund invests primarily in U.S. companies, but it can invest in securities issued by companies or governments in any country.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

•

Oppenheimer Small & Mid Cap Value Fund (Y) – Managed by OppenheimerFunds Inc. The Fund seeks capital appreciation. The Fund invests mainly in common stocks of U.S. issuers that have market capitalizations up to $13 billion. The Fund has no fixed ratio for the percentage of small-cap and mid-cap stocks required to be held its portfolio. The Fund normally invests at least 80% of net assets in equity securities of small-cap and mid-cap issuers. The Fund primarily invests in U.S. companies but may also purchase securities of issuers in any country, including developed and emerging market countries. The Fund was replaced by the John Hancock Disciplined Value Mid Cap Fund (I) in July 2011.

•

PIMCO Total Return Fund (I) – Managed by PIMCO. The Fund seeks maximum total return. The Fund normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, future contracts, or swap agreements. The Fund invests primarily in investment-grade debt securities, but may invest up to 10% of its total assets in high yield securities (junk bonds). The Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries. The Fund will normally limit its foreign currency exposure to 20% of its total assets.

•

Victory Diversified Stock Fund (A) – Managed by Victory Capital Management, Inc. The Fund seeks to provide long-term growth of capital. Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities and securities convertible into common stocks traded on U.S. exchanges and issued by large, established companies. The Fund invests in both growth and value securities.

•

Aggressive Goal Manager Portfolio Model – The model directs 10% of its assets to bond funds and 90% to stock funds [5% in Delaware Diversified Income Fund (A), 5% in PIMCO Total Return Fund (I), 25% in American Funds EuroPacific Growth Fund (R5), 20% in American Funds The Growth Fund of America (R5), 10% in Munder Mid Cap Core Growth Fund (Y), 20% in BlackRock Equity Dividend Fund (I), 10% in Oppenheimer Main Street Small and Mid Cap Fund (Y), and 5% in John Hancock Disciplined Value Mid Cap Fund (I)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•

Moderate Goal Manager Portfolio Model – The model directs 5% of its assets to cash or cash equivalent (e.g., stable value), 35% to bond funds and 60% to stock funds [5% in Invesco Stable Value Retirement Fund (CL3), 17% in Delaware Diversified Income Fund (A), 18% in PIMCO Total Return Fund (I), 15% in American Funds EuroPacific Growth Fund (R5), 15% in American Funds The Growth Fund of America (R5), 15% in BlackRock Equity Dividend Fund (I), 5% in Munder Mid Cap Core Growth Fund (Y), 5% in Oppenheimer Main Street Small and Mid Cap Fund (Y), and 5% in John Hancock Disciplined Value Mid Cap Fund (I)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

•

Conservative Goal Manager Portfolio Model – The model directs 10% of its assets to cash or cash equivalent (e.g., stable value), 70% to bond funds and 20% to stock funds [10% in Invesco Stable Value Retirement Fund (CL3), 32% in Delaware Diversified Income Fund (A), 38% in PIMCO Total Return Fund (I), 5% in American Funds EuroPacific Growth Fund (R5), 7% in American Funds The Growth Fund of America (R5), and 8% in BlackRock Equity Dividend Fund (I)]. The model will be rebalanced on a quarterly basis through purchases and sales of the investment options included within the model.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

•	Fastenal Company Common Stock – This investment option invests in shares of Fastenal Company common stock.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective fund.

Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.

(d)	Fully Benefit-Responsive Investments Contracts

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification) Topic 946-210-45, fully benefit-responsive investment contracts held by defined-contribution plans are required to be reported at fair value. However, the Codification states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the Codification, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

(e)	Benefits

Benefits are recorded when paid.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(f)	New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires further disaggregation of assets and disclosure of valuation techniques for Levels 2 and 3 measurements. The Plan adopted the provisions of the standard for the year ended December 31, 2010. The adoption of these provisions did not have a material effect on the Plan’s financial statements.

(3)	Tax Status

On January 1, 2011, the Plan was amended and restated and Fastenal Company common stock available through the plan was classified as an ESOP. Prior to 2011, the Plan utilized a prototype plan format to which the Internal Revenue Service issued a favorable opinion letter, dated March 31, 2008, stating that the prototype plan document qualified under Section 401(a) of the IRC. On January 31, 2011, the Plan filed an application with the Internal Revenue Service for advanced determination of the qualification of the plan. The plan administrator believes the Plan is a qualified plan and does not believe any events have occurred that might adversely affect the Plan’s qualified status.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(4)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011 to the Form 5500:

Net assets available for benefits per the financial statements	$163,643,696
Excess deferrals payable	409,412
Participant contribution receivable	302
Unclaimed plan forfeiture funds	4,424

Net assets available for benefits per the Form 5500	$164,057,834

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

The following is a reconciliation of total additions and deductions per the financial statements for the year ended December 31, 2011 to the Form 5500:

Total additions per the financial statements	$46,607,285
Excess deferrals payable	409,412
Participant contribution receivable	(549)

Total income per the Form 5500	$47,016,148

Total deductions per the financial statements	$(7,890,371)
Increase in unclaimed plan forfeiture funds	3,942
2010 excess deferrals	(242,464)

Total expenses per the Form 5500	$(8,128,893)

(5)	Investments and Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Merrill Lynch Trust Company manages the Plan’s investment assets and executes transactions therein pursuant to discretionary authority granted by the Plan concerning purchases and sales of investments in the various funds.

Transactions for participant contributions to the Plan and benefits paid to participants are under the direct control of the plan administrator.

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31
	2011		2010
Victory Diversified Stock Fund	$6,139,601	*	6,580,370
American Funds The Growth Fund of America	9,834,386		9,569,932
American Funds Capital World Growth & Income Fund	9,283,451		9,963,785
John Hancock Disciplined Value Mid Cap Fund	11,273,487		—
Oppenheimer Small & Mid Cap Value Fund	—		10,610,139
Fastenal Company Common Stock	82,330,588		50,249,410

*	Represents an investment that is less than 5% of the Plan’s net assets available for benefits at December 31, 2011.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $22,311,383 as follows:

Investment funds	$(3,600,909)
Fastenal Company common stock	25,912,292

$22,311,383

(6)	Party-in-Interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.

(7)	Risk and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

At December 31, 2011 and 2010, approximately 50% and 40%, respectively, of the Plan’s net assets were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company common stock is entirely dependent upon the performance of Fastenal Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(8)	Fair Value Measurements

Under ASC 820, various inputs are used in determining the fair value of the Plan’s investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

•

Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.

•	Level 3 – Significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments, based on the best information available in the circumstances.

Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

The following is a description of the valuation methodologies used for assets held and carried at fair value:

•	Common Stock – Valued daily based on quoted prices from national exchanges.

•	Mutual funds – Valued daily based on quoted prices from national exchanges.

•

Stable value funds – The unit value is calculated at the end of each business day. The unit value is based on the current value of the investment contract fund’s holdings divided by the total number of outstanding units to obtain a daily net asset value (NAV) as provided by the fund issuer.

The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2011 and 2010:

	Fair value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Fastenal Company common stock	$82,330,588	—	—	82,330,588

Investment funds:
Domestic equity	38,357,706	—	—	38,357,706
Global equity	9,283,451	—	—	9,283,451
International equity	6,451,546	—	—	6,451,546
Balanced	3,866,560	—	—	3,866,560
Bond	9,523,328	—	—	9,523,328
Stable value	6,833,368	—	—	6,833,368

Total	$156,646,547	—	—	156,646,547

	Fair value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Fastenal Company common stock	$50,249,410	—	—	50,249,410

Investment funds:
Domestic equity	36,025,821	—	—	36,025,821
Global equity	9,963,785	—	—	9,963,785
International equity	6,132,222	—	—	6,132,222
Balanced	3,663,463	—	—	3,663,463
Bond	8,188,537	6,103,078	—	14,291,615

Total	$114,223,238	6,103,078	—	120,326,316

For the years ended December 31, 2011 and 2010, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan did not have any significant transfers between Levels 1 and 2 during the periods.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

(9)	Subsequent Events

There were no subsequent events requiring adjustment to the financial statements or disclosure through June 20, 2012, the date that the Plan’s financial statements were issued.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN

AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

Issuer and Description	Face amount or number of shares	Current value
Invesco Stable Value Retirement Trust	6,659,554	$6,833,368
American Funds Capital World Growth & Income Fund	289,024	9,283,451
American Funds The Growth Fund of America	342,901	9,834,386
American Funds EuroPacific Growth Fund	183,857	6,451,546
John Hancock Disciplined Value Mid Cap Fund	998,537	11,273,487
Delaware Investment Diversified Income Fund	663,357	6,076,355
* BlackRock Global Allocation Fund	211,982	3,866,560
* BlackRock Equity Dividend Fund	277,835	5,053,818
* BlackRock S&P 500 Index Fund	90,897	1,396,184
Oppenheimer Main Street Small and Mid Cap Fund	116,631	2,428,259
Victory Diversified Stock Fund	424,592	6,139,601
Munder Mid Cap Core Growth Fund	79,064	2,231,971
PIMCO Total Return Fund	317,109	3,446,973
* Fastenal Company Common Stock	1,887,883	82,330,588

		156,646,547
Pending settlement fund		12,314
Cash		157,746

		$156,816,607

*	Denotes a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 20, 2012

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

By Fastenal Company, Plan Administrator

By	/s/ Daniel L. Florness
Daniel L. Florness, Executive Vice-President, Treasurer, and Chief Financial Officer

INDEX TO EXHIBITS

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification Pursuant to 18 U.S.C. Section 1350